SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                       PURSUANT TO 13d-2(b)

                   (Amendment No. ____2____)*

_________________AMERICAN ASSET MANAGEMENT CORP._________________
                      (Name of Issuer)


__________________________Common Stock___________________________
                   (Title of Class of Securities)


             ______________024010 30 8_________________
                         (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP No.__024010_30_8__     13G       Page __2__ of __5__ Pages


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Mr. Richard G. Gagliardi


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) ___     (b) ____


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


NUMBER OF SHARES   )     5  SOLE VOTING POWER
                                503,066 as of 12/31/97
BENEFICIALLY OWNED )     6  SHARED VOTING POWER
                                -0-
BY EACH REPORTING  )     7  SOLE DISPOSITIVE POWER
                                503,066 as of 12/31/97
PERSON WITH        )     8  SHARED DISPOSITIVE POWER
                                -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:
        503,066 shares as of 12/31/97 (includes 2,487 shares granted by the Board of Directors of the Issuer but not yet, issued as of 12/31/97).


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       53.7%

12    TYPE OF REPORTING PERSON*

       IN

                * SEE INSTRUCTIONS BEFORE FILLING OUT!





                      _____SCHEDULE 13G_____



Item 1(a).     Name of Issuer:

               American Asset Management Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               150 Morristown Road
               Bernardsville, New Jersey 07924

Item 2(a).     Name of Person Filing:

               Mr. Richard G. Gagliardi

Item 2(b).     Address of Principal Business Office Or, If None,
               Residence:

               American Asset Management Corporation
               150 Morristown Road
               Bernardsville, New Jersey  07924

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               024010  30 8

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a)-(h):  Not applicable.

Item 4.        Ownership:

              (a)  Amount Beneficially Owned:  503,066 shares of
               Common Stock as of December 31, 1997, including 2,487 shares granted by the Board of Directors of the Issuer to the Reporting Person for services rendered as a director in 1996 and 1997. These shares had not been issued as of December 31, 1997. Does not include any shares of Common Stock beneficially owned by Mr. Gagliardi's wife or any of his other relatives, of which shares Mr. Gagliardi disclaims beneficial ownership.

              (b) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 936,119 shares of the Issuer's Common Stock outstanding on December 31, 1997.

              (c) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet.

Item 5.       Ownership of Five Percent or Less of a Class:

              Not applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of
              Another Person:

              Not applicable.

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on by the Parent Holding Company:

              Not applicable.

Item 8. Identification and Classification of Members of the Group:

              Not applicable.

Item 9.       Notice of Dissolution of Group:

              Not applicable.

Item 10.      Certification:

              Not applicable.










                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 4, 1998        Signature:_/s/Richard_G._Gagliardi__
                            Name/Title:  Richard G. Gagliardi